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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 14D-9/A

                   Solicitation/Recommendation Statement Under
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                (Amendment No. 4)

                         GLOBALNET FINANCIAL.COM., INC.
                            (Name of Subject Company)

                          GLOBALNET FINANCIAL.COM, INC.
                      (Name of Person(s) Filing Statement)

                          Common Stock, Par Value $0.01
                      Class A Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                     37937R

                      (CUSIP Number of Class of Securities)

                                  Ron R. Goldie
                             Chief Operating Officer
                          GlobalNet Financial.com, Inc.
                              33 Glasshouse Street
                                 London W1R 5RG
                                 United Kingdom
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             John T. O'Connor, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                            New York, New York 10005
                                 (212) 530-5000

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     This Amendment No. 4 (the "Amendment") supplements and, as so supplemented, amends the Schedule 14D-9 originally filed on July 25, 2001, the Schedule
14D-9/A filed on July 26, 200, the Schedule 14D-9/A filed on August 9, 2001 and the Schedule 14D-9 filed on August [17], 2001 (as amended, the "Schedule 14D-9") by GlobalNet Financial.com, Inc., a Delaware corporation (the "Company") relating to the offer by GlobalNet Acquisitions Inc., a Delaware corporation
(the "Purchaser") and a wholly owned subsidiary of NewMedia SPARK plc, a public limited company organized under the laws of England and Wales ("Parent") to purchase (i) all the outstanding shares of Common Stock, par value $.001 per share, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Rights
Agreement"), dated as of July 19, 2001, by and between the Company (as defined below) and The Bank of New York, as Rights Agent (the "Common Shares"), and (ii) all the outstanding shares of Class A Common Stock, par value $.001 per share, including the rights to purchase the Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Class A Shares"), of the Company, at a purchase price of $0.36 per Common Share and $0.036 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2001, (the "Offer to Purchase"), and in the related Letter of Transmittal.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

     The Items of the Schedule 14D-9 set forth below are hereby supplemented and, as so supplemented, amended as follows:



     Items 2 and 4 of the Schedule 14D-9 are hereby amended and supplemented by adding the following after the last full paragraph:

     "On August 20, 2001, Parent, Sub and the Company entered into an amendment to the merger agreement pursuant to which, among other things, Parent agreed to increase the offer price from $0.36 which per share for each Common Share and $0.036 for each share of Class A Shares to $0.45 and $0.045 respectively. A copy of the second amendment to the merger agreement is filed at an exhibit to this
Schedule 14D-9. Parent has extended the Offer until Friday, August 31, 2001, midnight New York City time.

     In light of Parent's amended Offer, the Company has withdrawn the August 17, 2001 notice of termination it delivered to Parent. The Company's Board of Directors supports the amended Parent Offer and recommends that shareholders tender their shares into the amended Parent Offer."

     Item 3.  Past Contracts, Transaction, Negotiations and Agreements.

     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last full paragraph:
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     The second amendment to the merger agreement contains the following covenant of Parent:

     "Release and Waiver of Certain Claims. The Parent on behalf of itself and its Affiliates hereby unconditionally and forever releases, discharges and waives any and all claims of any nature whatsoever, whether legal, equitable or otherwise which the Parent may have against the members of the Board of Directors of the Company or executive officers of the Company arising at any time on or prior to the date of this Agreement."


Item 9.  Exhibits.

     Item 9 is hereby amended and supplemented by adding the following exhibits:

     "Exhibit 17. Second Amendment to Agreement and Plan of Merger, by and among GlobalNet Financial.com, Inc., New Media SPARK, plc and GlobalNet Acquisitions Inc., dated August 20, 2001.*

     Exhibit 18. Press release issued by GlobalNet Financial.com, Inc. on August 20, 2001.*"

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      * Filed herewith.
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                                    SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    GLOBALNET FINANCIAL.COM, INC.


                                    By:   /s/ Ron R. Goldie
                                          ------------------------
                                       Name:   Ron R. Goldie
                                       Title:  Chief Operating Officer





Dated: August 21, 2001